Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102-3491

September 30, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

Re:	Capital One Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 10, 2011

File No. 001-13300

Dear Ms. Hayes:

Capital One Financial Corporation (“Capital One,” the “Company” or “we”) submitted a response letter, dated August 26, 2011, to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated August 3, 2011.

In response to the Staff’s comment set forth below in bold, we communicated in our August 26, 2011 response letter that we expected to provide the draft disclosure to the Staff by September 30, 2011. Our draft disclosure, which is set forth below following the Staff’s comment, provides more detail about our lending policies and procedures, including the following:

•	a narrative discussion of our underwriting policies and procedures for our primary lending products;

•	lending requirements such as loan-to-value ratios, credit requirements and documentation;

•	which loans are offered at fixed or variable rates; and

•	the factors that lead us to hold loans for investment or sell them in the secondary markets.

Suzanne Hayes

U.S. Securities and Exchange Commission

September 30, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 11: Loan Portfolio Composition, page 51

1.	We note your response to comment seven. Please provide us with your draft in advance of the filing of your Form 10-K for the fiscal year ended December 31, 2011.

Response: Below is a draft of the disclosure that we expect to include in our Form 10-K for the year ended December 31, 2011 (“Form 10-K”). The draft disclosure will be subject to additional internal review and verification, including review by Capital One’s Board of Directors, prior to the filing of our Form 10-K, and may change as a result of this review or subsequent developments. We expect, however, that the additional information the Staff requested that we include in our Form 10-K will provide detail about our lending policies and procedures in a manner that is substantially similar to the information contained in the draft disclosures below.

Capital One Draft Disclosures

We provide a variety of lending products. Our primary products include credit cards, auto loans, home loans and commercial loans.

•

Credit cards: We market a range of credit card products across the credit spectrum and through a variety of channels. Our credit cards generally have variable long-term interest rates. Credit card accounts are underwritten using an automated underwriting system based on predictive models that we have developed. The underwriting criteria, which are customized for individual products and marketing programs, are established based on an analysis of the net present value of expected revenues, expenses and losses, subject to a further analysis using a variety of stress conditions. Underwriting decisions are generally based on an applicant’s income, estimated debt burden and credit bureau information. We maintain a credit card securitization program and sell some charged-off credit card loans. However, subsequent to the adoption of the consolidation accounting guidance on January 1, 2010, we retain all of our credit card loans on our balance sheet.

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Auto loans: We market a range of auto loan products across the credit spectrum. Customers are acquired through a network of auto dealers and direct marketing. Our auto loans generally have fixed interest rates and loan terms of 72 months or less. Loan size limits are customized by program and subject to a current maximum of $75,000. Similar to credit card accounts, the underwriting criteria are customized for individual products and marketing programs and based on analysis of net present value of expected revenues, expenses and losses, subject to further analysis using a variety of stress conditions. Underwriting decisions are generally based on an applicant’s income, estimated debt-to-income ratio, and credit bureau information, along with collateral characteristics such as loan-to-value ratio.

Suzanne Hayes

U.S. Securities and Exchange Commission

September 30, 2011

We generally retain all of our auto loans, though we have securitized auto loans and sold charged-off auto loans in the past and may do so in the future.

•

Home loans: Most of the existing mortgage loans in our loan portfolio were originated by banks we acquired and were underwritten according to the acquired banks’ standards. Currently, we originate residential mortgage and home equity loans mostly in our retail branch footprint through our branches, dedicated home loan officers and direct marketing. Our home loan products include conforming and non-conforming fixed rate and adjustable rate home loans, as well as first and second lien home equity loans and lines of credit. Our underwriting standards for conforming loans are designed to meet the underwriting standards required by Fannie Mae, Freddie Mac or FHA/VA (the “agencies”) at a minimum, and we sell most of our conforming loans to the agencies. We generally retain non-conforming mortgages and home equity loans and lines of credit. We currently restrict non-conforming loans to properties within our retail branch footprint. Our underwriting policy limits for these loans include (1) a maximum loan-to-value ratio of 80% for loans without mortgage insurance; (2) a maximum cumulative loan-to-value ratio of 95% for loans with mortgage insurance or for home equity products; (3) a maximum debt-to-income ratio of 50% and (4) a maximum loan amount of $2.5 million. Our underwriting procedures are intended to verify the income of applicants and obtain appraisals to determine home values. We may, in limited instances, use automated valuation models to determine home values.

•

Commercial loans. We offer a range of commercial lending products, including loans secured by commercial real estate, loans to middle market industrial and service companies, and several specialty lines. Our commercial loans may have a fixed or variable interest rate; however, the majority of our commercial loans have variable rates. Our underwriting standards require an analysis of the borrower’s financial condition and prospects, as well as an assessment of the competitive environment of the industry in which the borrower operates. Where relevant, we evaluate and appraise underlying collateral. We maintain underwriting guidelines and limits for major types of borrowers and loan products that specify, where applicable, guidelines for debt service coverage, leverage, loan-to-value ratio and standard covenants and conditions. We assign a risk rating and establish a monitoring schedule for loans based on the risk profile of the borrower, industry segment, source of repayment, the underlying collateral and guarantees (if any) and current market conditions. Although we generally retain commercial loans, we may syndicate large positions to comply with our hold guidelines. In addition, we have sold impaired commercial loans in the past and may do so in the future.

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Suzanne Hayes

U.S. Securities and Exchange Commission

September 30, 2011

In connection with our response to the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (703) 720-3199 if you have any questions or would like any additional information.

Sincerely,

/s/ R. SCOTT BLACKLEY
R. Scott Blackley Controller and Principal Accounting Officer